THAYER C. LINDAUER
                              792 Arlington Street
                         Cambria, California 93428-3208
                         (805)927-6804 Fax:(805)927-5684
Legal Practice Limited       Website:WWW.MLMLAWYER.COM              State Bar of
to Arizona and                       -----------------           Arizona No.1531
Federal Courts               E-mail:ted@mimlawyer.com


July 27, 2005

Johanna V. Losert, Esq.
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549-3567

Re: YTB International, Inc. (Your comment letter of July 19, 2005 addressed to Michael Y. Brent, Chief Executive Officer of YTB International, Inc.)

Dear Ms. Losert,

I am marketing counsel to YTB International, Inc. (YTBL) and have been asked by the company to respond to Comment #3 posed to YTBL in your letter of July 19, 2005.

You have asked YTBL to explain "Why the contemporaneous sale of your on-line travel agency product and the execution of an independent marketing representative agreement is not an investment contract under section 2(1) of the Securities Act of 1933. Clearly demonstrate why the primary reason for the purchase of your product is not the expectation of profit through your multi-level marketing scheme."

The Independent Marketing Representative agreement is not an investment contract under Section 2 (1) of the Securities Act of 1933 because persons acquiring the IMR position pay no money or things of value to be an IMR. The United States Supreme Court in the case of United States Securities and Exchange Commission v.W.J. Howey, 328 U.S. 293, 90 L.Ed 1244 (1946) and the cases that followed the Howey case (see footnote no.1) defined an investment contract as having four concurrent characteristics, namely:
     1. The payment of money or things of value to the seller;
     2. The transaction results in a common business enterprise with the seller;
     3. With an expectation of profit from the enterprise; and

     4. The essential or material aspects of the enterprise from which the expected profit (or loss) of the invested money or things of value will arise are under the control of third parties, not the purchaser.

In the following analysis I have omitted discussion of the legal authorities defining when elements 3-4 of the Howey test are present. This omission on my part is based on my conclusion that the question posed by the Commission as to the IMR agreement is best answered by reference to the first element of the Howey test, regarding the payment of money or things of value.

I have attached to this correspondence the website of YTBI, www.ytbnet.com, highlighting certain provisions in yellow marking pen. This is the primary source which has been available to prospective IMRs since the December 2004 merger which describes the IMR business opportunity. I attach this website because it clearly shows the IMR opportunity is distinguished from the other business opportunity offered by YTBI, that of Referring Travel Agent (RTA).

If a person wishes to become an IMR (or RTA) they must do so online by going to a self replicating website of an IMR. All IMRs are automatically and continuously provided with a self replicating website. I have attached the self replicating website of a YTBI IMR, Townsend Marketing Group, as regards the sign up process and pages thereto to become both an IMR and an RTA. I have highlighted certain provisions with yellow marking pen.

The highlighted provisions of the sign up process point out that if one seeks to become an IMR, they are provided with explicit information that the purchase of the RTA opportunity is not required to be an IMR. If a person proceeds to the IMR opportunity sign up, they are thereafter given an opportunity to also sign up as a IMR and are told that no purchase necessary to be an IMR.

Based on the above facts, I conclude that YTBL concurrently offers to prospective participants in its travel program two distinct business opportunities, separated in their presentation to members of the public. This separation is effectively carried in the sign up process such that no reasonable IMR prospect could believe that the purchase of the RTA position would be necessary to acquire the IMR opportunity, the latter opportunity being offered at no cost. I further conclude that the IMR relationship to the company is not an investment contract because no one is required to pay money or things of value to obtain the IMR position.

1/ SEC v. W. J. Howey posited that all of the managerial activities must be in persons other than purchaser. This interpretation of the fourth concurring element, however, was modified by the case of SEC v. Glenn W. Turner Enterprises, Inc., 474 F.2d 476 (9thCir.1973) and other cases, noting that the managerial activities need not be "all" in third parties, but rather only the essential or material managerial activities.

You have asked that YTBL "Clearly demonstrate why the primary reason for the purchase of your product is not the expectation of profit through your multi-level marketing scheme". One can conceive of the possibility that some IMRs will purchase the RTA business opportunity because they deem it more effective in selling RTA business opportunity if one is also an owner of an RTA business. This possible reason for buying the RTA business opportunity, however, is subjective and could never be posited per se as "the primary reason" why some persons who are IMRs also purchase the RTA business opportunity.

YTBL respectfully submits that the RTA opportunity, with its low cost and earning potential, coupled with the IATAN and CLIA travel agent credentials resulting to RTA's, is the primary reason why RTA business opportunities are purchased. In this context it is relevant to discuss the leading network marketing cases in the area of investment contracts.

Two important investment contract cases in the field of network marketing are SEC v. Koscot Interplanetary, Inc., 497 F.2d 473 (5th Cir.1974) and SEC v. Glenn
W. Turner Enterprises, Inc., supra. In both of these cases, the appellate court found the consideration paid as including aspects in addition to the payment of monies to the company. In this context, the Turner court found that the investor's participation consisted of "his money, his efforts to find prospects and bring them to meetings and whatever it costs him to create an illusion of his own affluence".

Both Koscot and Turner are clearly distinguishable from the facts presented by the IMR position of YTBL. In Koscot and in Turner, the court found that the participants purchasing investment contracts were required to pay substantial sums of monies to the company as a part of acquiring the network marketing equivalent of YTBL's IMR position. In the YTBL network marketing program there are clearly no monies to be paid, nothing must be purchased.

The Koscot and Turner cases do not stand for the proposition that network marketing companies are somehow uniquely different in the field of investment contracts, and that for example, an individual IMR's efforts to find prospects, bring them to meetings, or similar expenditures of time and money that an IMR may make to further their IMR business, standing alone provide the "money or things of value" necessary to satisfy the first element in Howey.

In Turner there were some fact similarities to the YTBL IMR position. In Turner, the IMR equivalent prospect was offered two concurrent methods to become an IMR, the first being to purchase product in which case IMR status started immediately (i.e. the right to build a sales organization and earn commissions on sales of that sales organization) or, alternatively, to gain IMR commissionable status upon the making of certain prerequisite sales. Thus the IMR prospect in Turner could work in (sell) to become an IMR, or become an IMR instantly by purchasing one of the educational course products.

The YTBL IMR is clearly distinguishable, however, because in YTBL there is only one way to become an IMR, and that way has no cost. (See footnote no.2)

Please feel free to contact me regarding this matter.

Very Truly Yours,
LINDAUER LAW OFFICES

/s/ Thayer C. Lindauer
Thayer C. Lindauer

Cc: Michael Y. Brent, Carl N. Duncan, Esq.















2/ For a period of months in 2005, the sign up process for IMR's and RTA's on the IMR self replicating websites posed two alternatives, that of being a IMR only or that of being an RTA and an IMR. The company website of www.ytbnet.com was substantially identical during this period and in the then self replicating website at the beginning of the sign up process was this statement: "Order information. You are required to purchase the Online Travel Agency to become a Referring Travel Agent with YTB Travel Network. However, there is no cost to become an Independent Marketing Representative with Your Travel Biz.com, Inc." I note that this prior sign up process did not posit, but negatived, a purchase cost to become an IMR. Presenting two opportunities concurrently, one with no cost and one with a cost and inclusive of the no cost opportunity, does not present a cost for the no cost opportunity unless the prospective IMR is not made aware of the availability of the IMR position at no cost. See ITT Confidential Banking Co. Inc. 83 FTC.865, 965 (1976). Turner is clearly distinguishable in that in Turner there was a time and earning (economic) advantage to buying the educational course in combination with becoming an IMR, whereas in YTBL no advantage was obtained to the IMR who became such in conjunction with an RTA product purchase.

L072705JVL

                      EXTRACT OF YTB WEB PAGES, WWW.YTB.COM

                           "Welcome to the website of:

                      THIS IS A DEMO SITE...DO NOT SIGN UP
                                     HERE...

                  YTB'S Internet Travel Business Opportunity!!
            Take a Serious Look at the Company with the RIGHT STUFF!

          Stuff: Substance, a basic trait or set of traits that define and establish the character of something: being, essence, essentially, nature...


         6. The Right Compensation


         "A Compensation plan unmatched in the Industry; hands down!"

         Qualify for Complimentary (FREE) Personal On-Line Travel Agency. When you personally make 6 On-Line Travel Agency sales, your monthly YTBnet subscription of $49.95 will be reimbursed IF YOU ARE A SUBSCRIBER (emphasis added). The monthly fee will continue to be reimbursed as long as you maintain 6 active personally sold YTBnet subscribers or have 12 active YTBnet subscribers sold by your PowerTeam Reps. Residual income will still be paid on all free sites.


                              THE RIGHT DECISION...

                                THE NEXT STEP...

         FROM THE RESEARCH THAT YOU HAVE DONE IN THIS PROFILE, YOU NOW UNDERSTAND THAT THE YTBNET BUSINESS PACKAGE IS "THE PRODUCT" THAT IS SOLD BY YTB REPS.

         WHEN YOU PURCHASE THE YTBNET BUSINESS PACKAGE, YOU BECOME AN RTA (REFERRING TRAVEL AGENT) WITH YTB TRAVEL & CRUISES AND YOU RECEIVE...

                            THE RIGHT COMPENSATION...

         THE YTB TEAM STRUCTURE

         The YourTravelBiz.com Independent Marketing Representative--Rep

         The YTB Travel & Cruises Referring Travel Agent - RTA...

         WHAT?

         What is a YTB Independent Marketing Representative?

         A person who has signed an Independent Marketing Representative agreement with yourTravelBiz.com is called a Representative. (We will use the term "Rep" from now on)

         They can sell On-Line Travel Agencies, enroll RTAs and sponsor other Reps...

         What is a YTB Travel & Cruises Referring Travel Agent?

         A Referring Travel Agent (RTA) is a person who has purchased an On-Line Travel Agency in an agreement with YTB Travel & Cruises and pays the $49.95 monthly fee for the personalized website and its "Back Office". (We will use the term "RTA" from now on.) RTA's simply refer people to their website (On-line Travel Agency) to book travel and can earn commissions on travel booked through their personalized site or by direct referral...

        YourTravelBiz.com, Inc./YTB Travel Network Independent Marketing Representative & Referring Travel Agent Application and Agreement...

         You are required to purchase the Online Travel Agency to become a Referring Travel Agent with YTB Travel Network. However, there is no cost to become an Independent Marketing Representative with YourTravelBiz.com, Inc...

                              TERMS & CONDITIONS...

         I want to become an Independent Marketing Representative. Allows you to Sponsor other Reps and receive commissions on the purchase of on-line travel agencies by Referring Travel Agents. Does not include the Online Travel Agency. TRAVEL AGENCY PURCHASE NOT REQUIRED (emphasis added)..."